Exhibit 12.3

Questar Gas Company

Ratio of Earnings to Fixed Charges

	3 Months Ended March 31,
	2011	2010
	(dollars in millions)
Earnings
Income before income taxes	$53.8	$53.3
Add (deduct):
Fixed charges	6.8	7.1
Total Earnings	$60.6	$60.4
--
Fixed Charges
Interest expense	$6.6	$6.8
Estimate of interest within rental expense	0.2	0.3
Total Fixed Charges	$6.8	$7.1
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Ratio of Earnings to Fixed Charges	8.9	8.5

For purposes of this presentation, earnings represent income before income taxes adjusted for fixed charges. Fixed charges consist of total interest charges (expensed and capitalized), amortization of debt issuance costs and losses from reacquired debt, and the interest portion of rental expense estimated at 50%.